SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Viggle Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92672V105

(CUSIP Number)

December 16, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 92672V105	13 G	Page 2 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX L.P. (“A9”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[1] shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 6,670,199 shares, except that Accel IX Associates L.L.C. (“A9A”), the general partner of A9, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,670,199
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%[2]
12	TYPE OF REPORTING PERSON* PN

1 Pursuant to that certain Stockholders Agreement, dated as of December 16, 2013, by and among Viggle Inc., Shareholder Representative Services LLC and the other parties thereto, the shares are subject to an irrevocable proxy and accordingly, the Reporting Person has no voting power with respect to such shares.

2 Assumes that there are 117,880,374 shares of Viggle Inc.’s common stock outstanding based on information provided by Viggle Inc. as of December 16, 2013.

CUSIP NO. 92672V105	13 G	Page 3 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Strategic Partners L.P. (“A9SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[3] shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 710,009 shares, except that A9A, the general partner of A9SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,009
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%[4]
12	TYPE OF REPORTING PERSON* PN

3 Pursuant to that certain Stockholders Agreement, dated as of December 16, 2013, by and among Viggle Inc., Shareholder Representative Services LLC and the other parties thereto, the shares are subject to an irrevocable proxy and accordingly, the Reporting Person has no voting power with respect to such shares.

4 Assumes that there are 117,880,374 shares of Viggle Inc.’s common stock outstanding based on information provided by Viggle Inc. as of December 16, 2013.

CUSIP NO. 92672V105	13 G	Page 4 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[5] shares.
	6	SHARED VOTING POWER 0 shares.
7	SOLE DISPOSITIVE POWER
		7,380,208 shares, of which 6,670,199 shares are directly owned by A9 and 710,009 shares are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,380,208
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%[6]
12	TYPE OF REPORTING PERSON* OO

5 Pursuant to that certain Stockholders Agreement, dated as of December 16, 2013, by and among Viggle Inc., Shareholder Representative Services LLC and the other parties thereto, the shares are subject to an irrevocable proxy and accordingly, the Reporting Person has no voting power with respect to such shares.

6 Assumes that there are 117,880,374 shares of Viggle Inc.’s common stock outstanding based on information provided by Viggle Inc. as of December 16, 2013.

CUSIP NO. 92672V105	13 G	Page 5 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2007 L.L.C. (“AI07”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[7] shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 715,675 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,675
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%[8]
12	TYPE OF REPORTING PERSON* 00

7 Pursuant to that certain Stockholders Agreement, dated as of December 16, 2013, by and among Viggle Inc., Shareholder Representative Services LLC and the other parties thereto, the shares are subject to an irrevocable proxy and accordingly, the Reporting Person has no voting power with respect to such shares.

8 Assumes that there are 117,880,374 shares of Viggle Inc.’s common stock outstanding based on information provided by Viggle Inc. as of December 16, 2013.

CUSIP NO. 92672V105	13 G	Page 6 of 11

ITEM 1(A).	NAME OF ISSUER
Viggle Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
902 Broadway, 11th Floor
New York, New York 10010

ITEM 2(A).	NAME OF PERSONS FILING
This Schedule 13G is filed by Accel IX L.P., a Delaware limited partnership (“A9”), Accel IX Strategic Partners L.P., a Delaware limited partnership (“A9SP”), Accel IX Associates L.L.C., a Delaware limited liability company (“A9A”), and Accel Investors 2007 L.L.C., a Delaware limited liability company (“AI07”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”
A9A is the general partner of A9 and A9SP, and except as otherwise provided in Row 5 and Row 6 of the cover page for each Reporting Person, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A9 and A9SP.
ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE
The address for each of the Reporting Persons is:

Accel Partners
428 University Avenue
Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A9 and A9SP are Delaware limited partnerships. A9A and AI07 are Delaware limited liability companies.
ITEM 2(D)	TITLE OF CLASS OF SECURITIES
Common Stock, $0.0001 par value

ITEM 2(E)	CUSIP NUMBER

92672V105

ITEM 3.	Not Applicable
ITEM 4.	OWNERSHIP
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 16, 2013.

CUSIP NO. 92672V105	13 G	Page 7 of 11

(a)	Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class:
See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Under certain circumstances set forth in the limited partnership agreements of A9 and A9SP, and the limited liability company agreements of A9A and AI07, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP NO. 92672V105	13 G	Page 8 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2013

Entities:	Accel IX L.P.

Accel IX Strategic Partners L.P.

Accel IX Associates L.L.C.

Accel Investors 2007 L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

CUSIP NO. 92672V105	13 G	Page 9 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11
Exhibit B: Power of Attorney	12

CUSIP NO. 92672V105	13 G	Page 10 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Viggle Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: December 26, 2013

Entities:	Accel IX L.P.

Accel IX Strategic Partners L.P.

Accel IX Associates L.L.C.

Accel Investors 2007 L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

CUSIP NO. 92672V105	13 G	Page 11 of 11

exhibit B

Power of Attorney

Tracy L. Sedlock has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.